Exhibit 99.1

NOVA Chemicals Corporation Canadian Operating Center Seventh Avenue S.W. Calgary, Alberta Canada T2P 5C6 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

Press Release

Charles W. Fischer joins the Board of Directors of NOVA Chemicals

Pittsburgh, PA (November 13, 2008) – NOVA Chemicals today announced that Charles W. Fischer was appointed to the Board of Directors of the company effective November 13. Mr. Fischer is President and Chief Executive Officer of Nexen Inc., an independent, Canadian-based global energy company.

“Charlie’s Alberta-based business experience will be a valuable addition to the NOVA Chemicals Board,” said Jim Stanford, Chairman of the NOVA Chemicals Board of Directors.

Mr. Fischer will serve on the Human Resources Committee, as well as the Public Policy and Responsible Care Committee of the Board.  With the addition of Mr. Fischer, the NOVA Chemicals Board will have 13 members.

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier.  Our employees work to ensure health, safety, security and environmental stewardship through our commitment to Responsible Care®.  NOVA Chemicals shares are traded as NCX on the Toronto and New York stock exchanges.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Wendy Lomicka – Public Affairs

Tel: 412.490.4292

E-mail:  lomickaw@novachem.com

Photograph available upon request.

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.